UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                    FORM 25

                  NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                    REGISTRATION UNDER SECTION 12(B) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 001-32574

                 JK ACQUISITION CORP. - American Stock Exchange
 (Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

    4400 POST OAK PARKWAY, SUITE 2530, HOUSTON, TEXAS 77027, (713) 978-7557 (Address, including zip code, and telephone number, including area code, of
                     Issuer's principal executive offices)

   UNITS (EACH UNIT CONSISTING OF ONE SHARE OF COMMON STOCK AND TWO WARRANTS)
                   COMMON STOCK (PAR VALUE $0.0001 PER SHARE)
      WARRANTS (EACH WARRANT IS EXERCISABLE FOR ONE SHARE OF COMMON STOCK)
                      (Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

 [ ]    17 CFR240.12d2-2(a)(1)

 [ ]    17 CFR240.12d2-2(a)(2)

 [ ]    17 CFR240.12d2-2(a)(3)

 [ ]    17 CFR240.12d2-2(a)(4)

 [ ] Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

 [X] Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, JK Acquisition Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

    MAY 16, 2008        BY:  /S/ KEITH D. SPICKELMIER     PRESIDENT
         Date                         Name                   Title